SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒       Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐       No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐       No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐       No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis begins shipment of Fluvirin® seasonal influenza vaccine to US customers for 2011-2012 influenza season

•                  Novartis plans to ship over 30 million doses of Fluvirin vaccine to US customers for 2011-2012 season with sufficient supply to meet customer demand

•                  Early delivery allows for early vaccination of priority individuals, including seniors, pregnant women and those with chronic illnesses(1)

Basel, July 15, 2011 — Novartis announced today that the Company has started shipping seasonal influenza vaccine to its US customers for the 2011-2012 influenza season. Early delivery of seasonal influenza vaccine will ensure healthcare professionals have the ability to provide the earliest possible protection against influenza. Novartis plans to ship over 30 million doses of Fluvirin® influenza virus vaccine, which has been approved by the Federal Drug Administration (FDA) for adults and children 4 years of age and older(2).

In any given season, influenza may cause thousands of influenza-associated deaths and hospitalizations(3),(4). Federal health officials advise that the single best way to protect against influenza is to get vaccinated each year even if the target viruses in the 2011-2012 vaccine are the same as the year before. Immunity to influenza viruses declines over time and may be too low to provide protection after a year(5).

“We are very pleased that Novartis is again delivering Fluvirin to the US well ahead of schedule and with sufficient supply to meet customer demand,” said Vas Narasimhan, MD, President, US Vaccines, Head, North America Vaccines. “The early arrival of the influenza vaccine will allow public health professionals to administer vaccinations weeks ahead of their normal schedule, meeting an important public health need to help protect as many individuals as possible.”

The Centers for Disease Control and Prevention (CDC) recommends routine seasonal influenza vaccination for all individuals 6 months of age and older. In addition, the CDC advises that it is especially important for certain high-risk groups — seniors, pregnant women, people with chronic illnesses such as asthma, diabetes or heart disease and healthcare workers — as well as people who care for those at high-risk, to receive an influenza vaccine each influenza season(1).

About Seasonal Influenza

Seasonal influenza is a highly communicable, acute viral infection that predominantly attacks the respiratory tract and sometimes the lungs. It can cause mild to severe illness and can also lead to death(3).

The number of people in the US who die every year from influenza and its complications is comparable to the more than 41,500 people in the US who die each year from breast cancer, and to about half of the estimated 71,000 people who die annually of diabetes and its complications each year in the US(6), (7).

Influenza vaccination is one of the most effective public health interventions ever implemented, sparing millions of people from complications, including death, from this infectious disease.  Use of currently available seasonal influenza vaccines has been calculated to save more than 8 million lives annually worldwide, translating to one person saved every five seconds(8).

About Fluvirin

Fluvirin vaccine is an inactivated influenza virus vaccine indicated for active immunization of persons 4 years of age and older against influenza disease caused by influenza virus subtypes A and type B contained in the vaccine(2).

For the 2011-2012 season, Fluvirin contains antigens that target three influenza virus strains identified by World Health Organization (WHO) experts as likely to dominate circulation. These include:

•                  A/California/7/2009 (H1N1)–like virus

•                  A/Perth/16/2009 (H3N2)–like virus

•                  B/Brisbane/60/2008–like virus(5)

Important Safety Information

Serious allergic reactions, including anaphylactic shock, have been observed in people receiving Fluvirin Influenza Virus Vaccine. Fluvirin vaccine should not be administered to individuals with a history of systemic hypersensitivity reaction to eggs or egg proteins or other components of Fluvirin vaccine, including thimerosal, or to anyone who has had a life-threatening reaction to previous influenza vaccination. In clinical trials, the most common adverse events in adults were headache, fatigue, injection site reactions (pain, mass, redness, and induration), and malaise. These adverse events were generally mild/moderate and transient. Vaccination with Fluvirin vaccine may not protect all individuals who are susceptible to influenza. Immunocompromised persons, including individuals receiving immunosuppressive therapy, may have a reduced immune response to Fluvirin vaccine. If Guillain-Barré syndrome has occurred within 6 weeks of receipt of prior influenza vaccine, the decision to use Fluvirin vaccine should be based on careful consideration of the potential benefits and risks. All people, including those who are pregnant, nursing, and/or taking other medications, should consult their healthcare providers before receiving Fluvirin vaccine.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “plans,” “will,” “may,” “can,” “likely,” or similar expressions, or by express or implied discussions regarding potential future revenues from Fluvirin. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Fluvirin to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Fluvirin will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Fluvirin could be affected by, among other things, competition in general; government, industry and general public pricing pressures; unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-

looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Vaccines and Diagnostics is a division of Novartis, focused on the development of preventive treatments. The division has two businesses: Novartis Vaccines and Novartis Diagnostics. Novartis Vaccines is the world’s fifth-largest vaccines manufacturer and second-largest supplier of flu vaccines in the US. The division’s products also include meningococcal, pediatric and travel vaccines. Novartis Diagnostics, the blood testing business, is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world’s blood supply.

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

References

(1)          Centers for Disease Control and Prevention. Seasonal Flu Vaccine. April 5, 2011. Available at: http://www.cdc.gov/flu/about/qa/fluvaccine.htm.  Accessed on June 28, 2011.

(2)          United States Food and Drug Administration. Influenza Virus Vaccine Fluvirin® 2011-2012 Formula. Available at: http://www.fda.gov/downloads/BiologicsBloodVaccines/Vaccines/ApprovedProducts/UCM123694.pdf. Accessed on July 5, 2011.

(3)          Centers for Disease Control and Prevention.  Key facts about influenza (flu) & flu vaccine. September 15, 2010.  Available at: http://www.cdc.gov/flu/keyfacts.htm.  Accessed on June 28, 2011.

(4)          Centers for Disease Control and Prevention.  Seasonal influenza-associated hospitalizations in the United States: Questions & Answers.  February 8, 2011.  Available at: http://www.cdc.gov/flu/about/qa/hospital.htm.  Accessed on June 28, 2011.

(5)          Centers for Disease Control and Prevention. Vaccine Selection for the 2011—2012 Influenza Season. May 3, 2011. Available at: http://www.cdc.gov/flu/about/qa/vaccine-selection.htm.  Accessed on June 28, 2011.

(6)          The Centers for Disease Control and Prevention. Breast Cancer Statistics. Available at: www.cdc.gov/cancer/breast/statistics.  Accessed on June 28, 2011.

(7)          The Centers for Disease Control and Prevention. National Diabetes Fact Sheet, United States 2005. Available at: http://www.cdc.gov/diabetes/pubs/pdf/ndfs_2005.pdf.  Accessed on June 28, 2011.

(8)          Lattanzi M, Rappuoli R. The grand challenge for the future. Vaccines for poverty-related diseases from bench to field. In: Kaufmann SHE, Lambert P, eds. Basel: Birkhauser; 2005:77.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Liz Power Novartis Vaccines and Diagnostics +1 617 871 7985 (direct) +1 617 583 3015 (mobile) elizabeth.power@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 15, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting